Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

Entrée Gold Inc. (the “Company” or “Entrée”)
Suite 1201 – 1166 Alberni Street
Vancouver, BC  V6E 3Z3

Item 2.  Date of Material Change

October 24, 2012

Item 3.  News Release

The News Release dated October 24, 2012 was disseminated via Marketwire’s Canadian and U.S. Timely Investment Networks.

Item 4.  Summary of Material Change

On October 24, 2012, the Company announced the results of its Preliminary Economic Analysis (“PEA”) on its 100% owned, Ann Mason copper-molybdenum porphyry deposit (“Ann Mason”) in the Yerington District of Nevada.

Key results from the PEA can be summarized as follows:

•
Base case, pre-tax net present value (using a 7.5% discount rate) (“NPV7.5”) of $1.11 billion, internal rate of return (“IRR”) of 14.8%, and payback of 5.6 years, based on long term metal prices of $3.00/pound copper, $13.50/pound molybdenum, $1,200/ounce gold and $22/ounce silver (the “Base Case”).

•
Spot case, pre-tax NPV7.5 increases to $2.54 billion, with an IRR of 22.9%, and payback of 3.8 years, based on October 15, 2012 spot metal prices of $3.71/pound copper, $10.43/pound molybdenum, $1,736/ounce gold and $33.22/ounce silver.

•	Development capital costs of approximately $1.28 billion, including contingency.
•	Average cash costs (net of by-product sales) of $1.46/pound copper (see “Non-U.S. GAAP Performance Measurement” below).
•	Net annual undiscounted cash flow over the life of mine (“LOM”) is approximately $227 million per year.
•	100,000 tonnes per day (“tpd”) conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.
•	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.
•	LOM strip ratio of 2.16:1 waste to mineralized material.
•	LOM average copper recovery of 93.5%.
•	Copper concentrate grading 30%.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA was completed by AGP Mining Consultants Inc. (“AGP”), Toronto and Quantitative Group Pty Ltd (“QG”), Perth, Australia.  An independent technical report prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) will be filed within 45 days of the News Release.

Robert Cinits, P.Geo., Director, Technical Services with the Company, and a Qualified Person as defined by NI 43-101, approved the technical information in this Material Change Report.  All references to “$” in this Material Change Report are to currency of the United States.

Item 5.  Full Description of Material Change

5.1  Full Description of Material Change

On October 24, 2012, the Company announced the results of its PEA on Ann Mason.  The following table summarizes the main economic outputs of the discounted cash flow.

Table 1.  Summary of Ann Mason PEA key financial outputs.

		Low Case	Base Case	High Case	Spot Case
					(Oct 15/2012)
Copper	$/lb	$2.75	$3.00	$3.25	$3.71
Molybdenum	$/lb	$13.50	$13.50	$13.50	$10.43
Silver	$/oz	$15	$22	$26	$33.22
Gold	$/oz	$1,100	$1,200	$1,300	$1,736
NPV (5%)	$ Million	$1,223	$1,918	$2,602	$3,846
NPV (7.5%)	$ Million	$589	$1,106	$1,614	$2,538
NPV (10%)	$ Million	$182	$576	$964	$1,669
IRR		11.6%	14.8%	17.8%	22.9%
Payback Period	Years	7.1	5.6	4.7	3.8
Metal Revenue (after smelting, refining, roasting, payable)	$ Million	$14,200	$15,600	$17,000	$19,500

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Ann Mason Project Description and Location

The Ann Mason Project (the “Project”) is defined by the mineral rights to 1053 unpatented lode claims on public land administered by the Bureau of Land Management (the “BLM”) and title to 20 patented lode claims.  The Project covers a total area of approximately 8,005 hectares (19,790 acres).  The Project area includes the Ann Mason and Blue Hill deposits as well as several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack, Roulette and Minnesota targets.

The Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City, and 7 kilometres west of the town of Yerington.  It is centered at approximately latitude 38°60’ 00” N and longitude 119°18’ 00 W, within both Douglas and Lyon Counties.

The 1053 unpatented and 20 patented lode mining claims that comprise the Project can be summarized as follows:

•	350 unpatented claims are held and beneficially owned by the Company’s wholly owned subsidiary, M.I.M. (U.S.A.) Inc.

•
432 unpatented claims are held by the Company’s wholly owned subsidiary, Entrée Gold (US) Inc. (“Entrée US”).  Of the 432 unpatented claims, 261 are beneficially owned by Entrée USA and the balance are beneficially owned by two individuals and are subject to a mining lease and option to purchase agreement with those individuals (the “MLOPA”).

•	55 unpatented claims are beneficially owned and held by two individuals and are subject to the MLOPA.

•
216 unpatented claims are beneficially owned and held by Bronco Creek Exploration Inc., a wholly-owned subsidiary of Eurasian Minerals Inc. (“Eurasian”).  Entrée US is earning an 80% interest in the claims through an option agreement with Eurasian (the “Option Agreement”).

•	20 patented claims are held and beneficially owned by Entrée US. 17 of the patented claims are subject to a 2% net smelter returns (“NSR”) royalty granted to AngloGold Ashanti (Nevada) Corp.

Figure 1.  Ann Mason Project Map

296,000 mE
298,000 mE
300,000 mE
302,000 mE
304,000 mE
306,000 mE
4,326,000 mN
4,324,000 mN
4,322,000 mN
4,320,000 mN
4,318,000 mN
4,316,000 mN
4,314,000 mN
Minnesota Target
N
Blackjack IP Targets
BLUE HILL DEPOSIT
ANN MASON DEPOSIT
Roulette Target
LEGEND
Unpatented Claims
Patented Claims
Approx. Area Subject to Mining Lease and Option to Purchase
Approx. Area Subject to Option Agreement with Eurasian Minerals
Third Party Claims
ENTRÉE GOLD INC.
ANN MASON PROJECT
0
2 km
NAD83 Zone11
October 2012

Under the MLOPA, Entrée US leases a total of 226 mining claims and is granted the option to purchase the claims for $500,000.  The term of the MLOPA is ten years, and can be extended for ten additional one year terms.  In the event Entrée US exercises its option to purchase the claims, the claims will be subject to a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $2 million.  The MLOPA provides for advance royalty payments, which may be credited towards future royalty payments or the buy down of the royalty.  Entrée US has made the required advance royalty payments through to June 7, 2013.  On June 7, 2013 and every anniversary thereafter until sustained commercial production begins, Entrée US is required to make an advance royalty payment of $27,500.  The MLOPA is currently in good standing.

Under the Option Agreement, Entrée US may acquire an 80% interest in 216 claims by: (a) incurring expenditures of $1 million, making cash payments of $140,000 and delivering 85,000 common shares of the Company within three years (completed); (b) making aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the Option Agreement.  The Option Agreement is currently in good standing.

It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing:  (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $140.00 per claim along with  an Affidavit and Notice of Intent to Hold to the State Office of the BLM in which the claim is located; (2) on or before November 1, the owner/lessee must record an Affidavit that the BLM required fees have been paid and Notice of Intent to Hold for the previous claim maintenance year in the county in which the claims are located.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording. A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties and with the BLM for the 2012 annual assessment year which ended at noon on September 1, 2012. The required annual mining claim maintenance fees in the amount of $140.00 per claim have been paid to the BLM for the 2013 assessment year which began on September 1, 2012.  Title to unpatented mining claims is subject to the paramount title of the United States.

All property taxes payable to Lyon County for the patented claims have been timely paid and are current.

Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée US owns the surface rights to the Project’s 20 patented claims.

Entrée US has an approved Plan of Operations/Nevada Reclamation Permit (the “Plan of Operations”), which permits it to conduct Ann Mason and Blue Hill exploration activities consisting of drill site and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.  Phased cash bonds for exploration surface disturbance totalling 19.11 acres have been posted.

Local Resources and Infrastructure

All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining.  The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired by making application to the State Engineer to acquire new water rights, and/or by leasing or purchasing existing water rights from a third party.  Entrée US has retained a consultant to examine and make recommendations with respect to the appropriation and/or acquisition of water rights for the Project.  Water required for exploration drilling is purchased from the City of Yerington.

Power for the site will be supplied from the existing NV Energy, 120 kilovolt (“kV”) transmission line in service to the east of the town of Yerington.  A tap from this transmission line will be constructed along with 6 miles of new 120 kV line to the site.  This line will provide approximately 110 megawatts to the main substation on site and feed two substation transformers.  A separate 44 kV substation will be provided for the primary crusher facility.

The proposed Ann Mason pit will be a large scale open pit operation.  A variety of skills will be required for normal operation.  It is anticipated that in excess of 600 permanent positions will be required for operation of the mine without consideration for the additional contract labour by various vendors.  The workforce will include equipment operators, mechanics, electricians, office staff and supervisors to name a few.  Nevada has a long history of mining and numerous large scale operations with which to share mining personnel.  However, training will be required for entry level positions and internally to upgrade existing local labour.

5

Tailings for the Ann Mason operation will be located to the northwest of the deposit.  Two large dams will be constructed at either end of the valley to contain the tailings.  The north dam will be constructed primarily of rock fill with some cycloning of tailings.  The south dam, and largest will be initially rock fill then cyclone tailings.  Additionally, two smaller rockfill dams will be on the east side of the tailings management facility.  The tailings management facility as proposed is sufficient to encompass the full quantity of tailings material for the PEA schedule with capacity available with either a reduction in freeboard or increase in the tailings dam height.

The process plant will be located on the topographic saddle to the northwest of the Ann Mason pit.  A large flat area is present that will accommodate the full plant, mobile equipment maintenance shop and offices.  Material from the mine for processing will be transported to the mill by an overland conveyor from a primary crusher located on the edge of the existing pit design.

Exploration

Recent exploration by Entrée comprised soil and rock geochemical sampling and geological mapping over areas covering approximately 740 hectares to the north of the Blue Hill and to the south of the Ann Mason deposits.  The soil geochemistry (619 samples) extends and infills sampling done by previous operators between 2006 and 2010.  A total of 186 selected rock samples were collected to characterize alteration and mineralization.  This work has identified several targets requiring further evaluation.

South of the Ann Mason deposit, a >200 parts per million irregular copper in soil anomaly covering an area of 1.8 by 0.4 kilometres wraps around the south side and partly overlies the deposit.  There is no known drilling in this area; however, results suggest potential for additional, near surface mineralization.

Soil and rock sampling 2 to 3 kilometres north of the Blue Hill deposit (Blackjack oxide target) returned five copper soil anomalies.  These largely correspond with areas of historical mine workings and trenches over several areas of outcropping alteration and copper-oxide mineralization within Jurassic quartz monzonite, the main host for mineralization at both Blue Hill and Ann Mason.  Mineralization consists of copper oxides, sulphates and silicates in veins, breccias, and altered quartz monzonite.  The target is located at the eastern end of the 3 kilometre-long Blackjack induced polarization (“IP”) anomaly.  Entrée collected 112 grab samples in these areas and 39 of these returned copper values in the range of 1.08% to 13.73%.   This area requires further surface evaluation and drill testing.

Drilling and Sampling

At Ann Mason, diamond drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization.  At Blue Hill, drilling was primarily by reverse circulation (“RC”), designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

The Company has completed 30 diamond drill holes totalling approximately 33,000 metres at Ann Mason.  Selected results are included in Table 2 below.

Table 2. Ann Mason Deposit:  Significant Drill Intercepts.

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %
EG-AM-10-001	214	1202	988	0.31	0.04	0.76	0.010
including	472	812	340	0.40	0.06	1.10	0.016
including	608	646	38	0.60	0.12	2.09	0.018
EG-AM-10-002	86	670	584	0.34	0.03	0.79	0.006
EG-AM-10-003	436	1078	642	0.35	0.03	0.65	0.012
including	714	838	124	0.58	0.06	1.32	0.021
EG-AM-10-004	62	780	718	0.31	0.03	0.64	0.012
including	492	570	78	0.37	0.07	1.23	0.021
EG-AM-11-005	139	496	357	0.39	0.05	1.01	0.004
including	318	450	132	0.52	0.09	1.66	0.002
EG-AM-11-007	552	1072	520	0.37	0.02	0.55	0.009
including	818	882	64	0.55	0.04	0.99	0.016
EG-AM-11-008	240	688	448	0.39	0.05	0.80	0.003
	722	788	66	0.29	0.06	0.91	0.004
	830	858	28	0.53	0.12	2.09	0.014
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011
including	268	396	128	0.52	0.02	0.74	0.012
and	554	768	214	0.48	0.07	1.92	0.017
EG-AM-11-010	252	902	650	0.33	0.03	0.71	0.010
including	702	902	200	0.40	0.05	1.21	0.012
EG-AM-11-011	166	980	814	0.28	0.02	0.51	0.012
including	706	798	92	0.48	0.07	1.58	0.015
and	956	980	24	0.48	0.10	1.58	0.021
EG-AM-11-012	658	1096	438	0.38	0.01	0.46	0.004
including	696	910	214	0.47	0.01	0.58	0.005
EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016
including	290	558	268	0.41	0.05	1.24	0.023
and	680	764	84	0.40	0.09	1.69	0.012
EG-AM-11-014	203	1048	845	0.30	0.05	1.14	0.004
including	570	784	214	0.40	0.07	2.24	0.005
and	910	1010	100	0.37	0.07	1.31	0.011
EG-AM-11-015 including and and	240 332 644 944	1138 488 720 1024	898 156 76 80	0.32 0.41 0.41 0.58	0.01 0.02 0.00 0.02	0.37 0.63 0.45 0.69	0.004 0.004 0.006 0.002
EG-AM-11-016 including and and	12 204 530 682	1046 438 612 890	1034 234 82 208	0.29 0.39 0.37 0.34	0.02 0.02 0.02 0.04	0.45 0.40 0.27 0.76	0.009 0.005 0.016 0.014
EG-AM-11-017 including	210 292	1073 618	863 326	0.25 0.35	0.02 0.02	0.38 0.42	0.008 0.009
EG-AM-11-018 including	148 286	660 470	512 184	0.24 0.32	0.04 0.06	0.64 0.83	0.006 0.002
EG-AM-11-019 including	692 696	1090 980	398 284	0.33 0.39	0.01 0.01	0.34 0.31	0.002 0.003
EG-AM-11-020	334	1093	759	0.45	0.02	0.35	0.007
EG-AM-11-021	192	1044	852	0.35	0.01	0.42	0.005
EG-AM-11-022 including	90 90	818 638	728 548	0.31 0.35	0.04 0.04	0.73 0.78	0.008 0.008
EG-AM-11-023 including and	132 314 736	1030 408 892	898 94 156	0.33 0.41 0.51	0.02 0.02 0.06	0.44 0.33 1.06	0.011 0.006 0.023
EG-AM-11-024 including	244 244	1026.5 528	782.5 284	0.35 0.54	0.03 0.04	0.49 0.54	0.009 0.003
EG-AM-11-025 including	326 614 750	484 1130 840	158 516 90	0.27 0.34 0.54	0.02 0.01 0.02	0.22 0.23 0.26	0.004 0.007 0.010
EG-AM-12-026 including and and	314 542 660 804	1032 592 710 1020	718 50 50 216	0.37 0.56 0.48 0.48	0.01 0.02 0.01 0.01	0.41 0.70 0.35 0.46	0.006 0.013 0.007 0.009
EG-AM-12-027 including and	484 548 696	1054 658 840	570 110 144	0.38 0.47 0.44	0.02 0.02 0.02	0.48 0.63 0.41	0.005 0.007 0.006

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %
EG-AM-12-028 including and	308 308 902	1100 570 1022	792 262 120	0.23 0.28 0.33	0.03 0.02 0.05	0.50 0.32 1.00	0.016 0.009 0.033
EG-AM-12-029 including	192 608	1072 780	880 172	0.24 0.36	0.02 0.03	0.28 0.51	0.002 0.001
EG-AM-12-030	256	1016	760	0.29	0.02	0.58	0.004
including	600	872	272	0.38	0.02	0.67	0.003

The Company has completed 30 RC and diamond drill holes totalling approximately 6,822 metres at Blue Hill.  Selected results are included in Table 3 below.

Table 3.  Blue Hill Deposit and Adjacent Areas: Significant Drill Intercepts.

HOLE NUMBER	From (m)	To (m)	Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Comment***	Hole Type
EG-B-10-003**	218.00	230.00	12.00	0.177				S	Diamond
EG-B-10-004** including	136.00 136.00	156.00 150.00	20.00 14.00	0.197 0.239				S	Diamond
EG-B-10-006**	0.28	4.00	3.72	0.359				O	Diamond
EG-B-10-007**	96.00	106.00	10.00	0.124				M	Diamond
EG-BH-10-001*	18.29	182.88	164.59	0.18				O/M/S	RC
including	18.29	44.20	25.91	0.26				O
and	59.44	99.06	39.62	0.21				O
and	105.16	109.73	4.57	0.31				O
and	164.59	172.21	7.62	0.38				M
EG-BH-10-002	39.62	51.82	12.20	0.23				O	RC
including	45.72	51.82	6.10	0.34				O
	74.68	147.83	73.15	0.15				O/M/S
including	74.68	115.82	41.14	0.15				O
and	126.49	147.83	21.34	0.19				M/S
EG-BH-10-003*	7.62	68.58	60.96	0.19				O	RC
including	56.39	64.01	7.62	0.38				O
	129.54	156.97	27.43	0.28				M/S
	176.78	184.40	7.62	0.13				S
EG-BH-10-004*	88.39	121.92	33.53	0.17				M	RC
EG-BH-10-005	85.34	106.68	21.34	0.40			0.014	M	RC
including	92.96	106.68	13.72	0.48			0.018	M
EG-BH-10-008	12.19	105.16	92.97	0.15				O	RC
including	12.19	32.00	19.81	0.30				O
EG-BH-10-009	12.19	163.07	150.88	0.18				O/M	RC
including	12.19	39.62	27.43	0.36				O
and	111.25	118.87	7.62	0.15			0.019	O
EG-BH-10-010	44.20	118.87	74.67	0.12				O	RC
including	44.20	54.86	10.66	0.15				O
	134.11	143.26	9.15	0.13				M
	172.21	179.83	7.62	0.15				M
EG-BH-10-011	0.00	36.58	36.58	0.17				O	RC
	57.91	65.53	7.62	0.15				O
	132.59	146.3	13.71	0.15				M
	156.97	161.54	4.57	0.29				M
EG-BH-11-015*	18.00	184.00	166.00	0.18				O/M	Diamond
	184.00	191.26	7.26	0.31				M/S
EG-BH-11-016*	18.00	198.00	180.00	0.18				O/M	Diamond
	198.00	214.28	16.28	0.13				S
EG-BH-11-017	8.00	144.00	136.00	0.16				O/M	Diamond
including	8.00	78.00	70.00	0.21				O
and	106.00	144.00	38.00	0.15				M
EG-BH-11-018	4.00	108.00	104.00	0.17				O	Diamond
including	4.00	82.00	78.00	0.19				O
EG-BH-11-019	176.00	190.00	14.00	0.24	0.008	0.27	0.001	S	Diamond
	238.00	882.00	644.00	0.19	0.008	0.30	0.007	S
including	238.00	452.00	214.00	0.24	0.009	0.25	0.008	S

and	764.00	882.00	118.00	0.18	0.009	0.35	0.017	S
EG-BH-11-020	51.82	57.91	6.09	0.17				O	RC
EG-BH-11-021	218.00	484.00	266.00	0.18	0.005	0.22	0.003	S	Diamond
including	364.00	484.00	120.00	0.24	0.005	0.22	0.003	S
and	532.00	588.00	56.00	0.04	0.003	0.08	0.046	S
EG-BH-11-022	45.72	67.06	21.34	0.26				O	RC
EG-BH-11-023	10.67	59.44	48.77	0.16				O	RC
	126.49	147.83	21.34	0.14				M
EG-BH-11-024	105.16	128.02	22.86	0.16				M	RC
	199.65	205.74	6.09	0.17				M
EG-BH-11-025	134.11	138.69	4.58	0.17				S	RC
EG-BH-11-026	67.06	152.40	85.34	0.21				O/M	RC
EG-BH-11-027*	68.58	179.83	111.25	0.23				O/M	RC
	179.83	188.98	9.15	0.24				S
EG-BH-11-028*	114.30	140.21	25.91	0.24			0.001	M	RC
	140.21	152.40	12.19	0.26			0.001	S
EG-BH-11-029 Including	57.91 57.91 179.83	179.83 117.35 207.27	121.92 59.44 27.44	0.19 0.27 0.23				O/M Oxide Mixed/Sulphide	RC
EG-BH-11-030	54.86	198.12	143.26	0.21				O/M	RC
including	54.86	135.64	80.78	0.25				O/M
	201.17	240.79	39.62	0.18				S
EG-BH-11-031**	22.22 406.00	36.00 448.00	13.78 42.00	0.28 0.31	0.012 0.002	1.00 0.20	0.001 0.002	O S	Diamond
* Drill holes ending in copper mineralization.
** Holes EG-B-10-003, EG-B-10-004, EG-B-10-006, EG-B-10-007 and EG-BH-11-031 are located in areas adjacent to the Blue Hill deposit.  They are not included in the current mineral resource estimate.
***O=oxide; S=sulphide; M=mixed.

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.

At the completion of the assaying, approximately 5% of the pulps were sent to ACME Analytical Labs in Vancouver, an independent laboratory, for secondary lab check assays.  Entree’s review of the the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.

In 2012 Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag Metals Limited (“PacMag”) in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates.  The study also validates the copper grades originally reported by Anaconda.  Entree’s review indicates a good comparison between Entree’s copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.

Ann Mason Mineral Resource Estimate

Entrée contracted QG to prepare an updated mineral resource estimate for Ann Mason.  The current resource estimate is contained within a  constraining Lerchs-Grossmann (“LG”) pit shell, generated by AGP, and is based on approximately 33,000 metres of recent drilling in 30 holes and approximately 49,000 metres of historic drilling in 116 holes.  The resource database also includes re-assaying of 6,333 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated.  At a base case lower cut-off of 0.20% copper, the deposit is estimated to contain an indicated mineral resource of 1.14 billion tonnes (“Bt”) at 0.33% copper and 0.006% molybdenum and an inferred mineral resource of 0.873 Bt at 0.29% copper and 0.004% molybdenum.  By-product levels of gold and silver were also estimated, and are shown in Table 4.  The mineral resource estimate is CIM 2010 compliant and prepared in accordance with NI 43-101.

Table 4. Ann Mason Pit-Constrained Mineral Resources (S. Jackson, August 14, 2012).

Cut-off (% Cu)	Indicated
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06

Cut-off (% Cu)	Inferred
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Notes:
1.	The mineral resource estimate has an effective date of August 14, 2012 and was prepared by Scott Jackson, F.AusIMM from QG.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the mineral resources previously reported in March 2012 are not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% copper cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate.  Further exploration may bring a portion of this additional mineralization into a resource category.

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar but smaller domain was built for molybdenum using a 0.005% threshold.
•	Assays were composited to 5 metres in line.
•	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 metres were modelled.
•	Inside the copper domain, composites above 2% were given a restricted range of influence (40 metres). For molybdenum, a similar strategy was applied at 0.01% molybdenum.
•	Estimation of 40 x 40 x 15 metre blocks was by Ordinary Kriging.
•
Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and a Kriging model was built.  In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

•
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

o	Indicated: Material inside the 0.15% copper domain, with a spacing of approximately 100 x 75 metres or less and a slope of regression (a measure of conditional bias) above 0.7.
o	Inferred: Material inside the 0.15% copper domain with a spacing of greater than 100 metres but less than 175 metres (i.e. the rest of the copper domain).
o	Not Classified: All material outside the 0.15% copper domain or below the economic pit shell.

The current Ann Mason mineral resource has been constrained by an LG economic pit shell by AGP, using the following parameters:

•	3-year trailing average gross metal values of $3.61/pound copper, $14.94/pound molybdenum, $1,425/ounce gold, and $27.91/ounce silver.
•	Metallurgical recoveries of 92% copper, 50% molybdenum, 50% gold and 55% silver.
•	Mining costs: $1.09/tonne base cost to the 1605 metre level then increasing by $0.02/tonne/15 metres bench below that level.
•	Process and general management and administration (“G&A”) costs of $6.12/tonne ($5.82/tonne process plus $0.30/tonne G&A).
•	Pit slopes of 52 degrees in the volcanic rock and 44 degrees in the porphyry mineralization.

Mining Operation

Open pit mine design and scheduling at Ann Mason has provided the framework for a mining operation that will be developed through five phases over a 24 year period, at a mill feed rate of 100,000 tpd.  Mining will use conventional rotary drilling, blasting and loading with large cable shovels and 360-tonne trucks.  The open pit mine is estimated to contain 562.2 million tonnes (“Mt”) of indicated material, or 67% of the total plant feed.  An additional 274.2 Mt of inferred material will also be directed to the mill or 33% of the total plant feed.  The LOM waste to mineralization strip ratio is 2.16:1.  Pit slopes are variable depending on the geotechnical parameters of the rock types and range from 50 degrees in the overlying volcanic rocks, to 37 degrees in the porphyry mineralization.  The high ratio of indicated to inferred material in the process feed emphasizes the high quality of the resource base used for the PEA and limits the amount of additional drilling required prior to proceeding to a Pre-Feasibility level. The LOM mill feed grade averages 0.31% copper, 0.004% molybdenum, 0.03 grams per tonne (“g/t”) gold and 0.58 g/t silver.

Processing and Metallurgy

The proposed process plant is sized at 100,000 tpd of mill feed and will consist of conventional unit operations including gyratory crushing, SAG and ball mill grinding, rougher flotation, concentrate regrinding, cleaner flotation, concentrate filtration, and tailings thickening.

Metallurgical testing has been completed on samples of drill core at Metcon Research in Tucson, Arizona (“Metcon”). The work was done on four separate composites representing the two main mineralogical domains, and consisted of mineralogical characterisation, grindability testing, and batch and locked cycle flotation testing.  Preliminary grindability work has established that the feed material is of moderate hardness, with a Bond Ball Work Index of 15.7 kilowatt-hours per tonne and an Abrasion Index of 0.283. Locked cycle flotation testing has demonstrated that a simple flotation flow sheet with moderate grinds, two stages of cleaning, and low reagent additions is able to generate a saleable copper concentrate, with no penalty elements identified.  Payable by-product levels of gold and silver are present in the copper concentrates.

Metallurgical predictions of 93.5% copper recovery to a concentrate grading 30% copper are based on average values (last four cycles) from locked cycle test data on the main zone composites, as summarized in Table 5 below.

Table 5.  Summary of Ann Mason PEA metallurgical results.

Domains	Concentrate Grade				Recovery (%)
	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	Cu	Mo	Ag	Au
Chalcopyrite-Bornite	35.8	1.15	69	3.80	93.7	76.9	70.3	78.2
Chalcopyrite	26.7	0.69	22	1.03	93.5	65.8	38.8	44.7

The potential for producing a separate molybdenum concentrate has also been investigated, but larger scale testing is required in order to generate grade and recovery estimates, as a consequence of the low sample head grade.  An estimated molybdenum recovery of 50% is based on early-stage separation testwork.

Capital Costs

The pre-production capital cost estimate includes the open pit mine capital, a 100,000 tpd processing plant, infrastructure (including a tailings facility, power improvements, water and roads), environmental costs, owner’s and indirect costs and contingency.  The sustaining capital cost includes LOM replacement of mine and other equipment, tailings expansions, infrastructure upgrades and reclamation costs. Initial capital and sustaining capital costs are summarized below in Table 6.

Table 6. Summary of Ann Mason PEA capital cost estimates.

	Capital Cost ($ Millions)
Category	Pre-Production and Year 1 Capital	Sustaining Capital (Years 2-24)	Total Capital
Open Pit	$358	$371	$730
Processing	$422	$4	$426
Infrastructure	$181	$24	$205
Environmental	$2	$74	$75
Owner’s and Indirect Costs	$194	$44	$238
Contingency	$127	$44	$172
Total	$1,283	$562	$1,845

Operating Costs

Total LOM mine operating costs for Ann Mason are expected to be $3.82/tonne of mill feed or $1.18/tonne total material (mill feed plus waste).  LOM copper cash costs are $1.66/lb, or $1.46/pound net of by-product (molybdenum, gold and silver) credits.  Table 7 below shows a sum of all operating cost categories on a cost per tonne of mill feed basis over the total tonnage.

Table 7. Summary of Ann Mason PEA operating cost estimates.

	Operating Costs
Category	$/tonne Mill Feed	$/tonne Cu Concentrate
Mining (mill feed and waste)	3.82	---
Processing	5.13	---
G&A	0.34	---
Subtotal On-Site Costs	9.29	---
Transportation, Port Costs, Shipping	---	88.00

Markets and Contracts for Sale of Products

Ann Mason will generate primarily a copper concentrate product with smaller amounts of molybdenum concentrate.  The copper concentrate will be targeted at the Asian markets for ease of transportation and overall capacity for the concentrate.  The concentrate can be easily trucked to Stockton California, Coos Bay Oregon or Vancouver Washington for loading onto vessels destined for the Asian market.  No specific issues have been noted with the copper concentrate with regards to deleterious elements.

The molybdenum concentrate accounts for a much lower tonnage to be moved on an annual basis.  It is expected that this material will be sent to either Pennslyvania (Thompson Creek), Green Valley Arizona (Freeport) or overseas for final sale.

At this level of study, no definitive sales contracts have been negotitated. Environmental

In the course of considering the Plan of Operations, the BLM prepared an Environmental Assessment (the “EA”) that considered the potential impact of the Plan of Operations on the environment.  The BLM determined that no significant impact to the human environment would occur due to the proposed exploration work.

Substantial environmental studies were conducted in the preparation of the EA.  These studies documented that historic and pre-historic cultural resources, habitat of certain special interest species of plants and/or wildlife, and other concerns exist or could exist in the vicinity of Ann Mason.  Through coordination with the regulatory agencies, conducting additional comprehensive environmental studies, prudent project planning and design, and avoiding and/or mitigating potential project environmental impacts, the Company anticipates being able to obtain all necessary permits for Ann Mason and to operate Ann Mason in an environmentally acceptable manner.    There are no known environmental issues that could materially impact Ann Mason.

Mining has been a significant business in Nevada for many years, and many mines have been permitted on the public lands in Nevada.  Consequently the regulatory agencies are familiar with mining activities, and complying with the respective agency permit application requirements allows permits to be issued in a rather timely manner.  The most important, time consuming, and costly permits/approvals required for the development of Ann Mason are:

•	Plan of Operations approval by the BLM.
•	Water Pollution Control Permit from the Nevada Division of Environmental Protection (“NDEP”) - Bureau of Mining Regulation and Reclamation (“BMRR”).
•	Reclamation Permit from the BMRR.
•	Air Quality Permit from the NDEP - Bureau of Air Pollution Control.
•	Special Use Permit from Lyon County and Development Permit from Douglas County.

All aspects of the Project must be designed and operated to avoid and/or minimize environmental impacts as required by the permits.  Air quality, water quality, and operating parameters will be monitored, also as required by the permits.  Specific details of Ann Mason design, operation, and monitoring will be developed through consultation with the appropriate agencies and through preparation of specific permit applications.

A reclamation bond must be posted with the BLM prior to surface disturbance and prior to the construction of facilities.  The bond may be placed in stages depending on the particular mine phase.  The bond may also be recovered in stages as mine facilities no longer needed for operations are reclaimed to agency satisfaction.

In general, Lyon and Douglas Counties and the state of Nevada are receptive to metal mining activities, and mining provides a large part of local and state revenue.  The Company will work with Lyon and Douglas Counties and nearby towns including Yerington, Weed Heights, Mason and communities in Smith Valley to reduce potential impacts.

Taxes

The discounted cash flows in the PEA are pre-tax.  Taxable income for income tax purposes is as defined in the Internal Revenue Code and regulations issued by the Department of Treasury and the Internal Revenue Service.  The Federal income tax rate is approximately 35% in accordance with Internal Revenue Service Publication 542.

Nevada does not have a State corporate income tax.  However, Nevada has a Net Proceeds of Mining Tax, which is an ad valorem property tax assessed on minerals mined or produced in Nevada when they are sold or removed from the State.  The tax is separate from, and in addition to, any property tax paid on land, equipment and other assets.  In general, while the tax rate applied to the net proceeds is based on a sliding scale depending on the net proceeds as a percentage of gross proceeds, the effective rate is 5%.

Blue Hill Mineral Resource Estimate

AGP has also prepared an initial resource estimate for the Blue Hill copper deposit (“Blue Hill”), which is not included in the PEA.  Blue Hill is located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit. Combined inferred oxide and mixed resource categories total 72.13 Mt averaging 0.17% copper (at a base case 0.10% copper cut-off), or 277.5 million pounds of copper.  The underlying inferred sulphide resource is estimated to contain 49.86 Mt averaging 0.23% copper at a base case 0.15% copper cut-off, or 253.5 million pounds of copper.

The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

Blue Hill, as currently defined by the 0.075% copper shell and the constraining resource pit, underlies a 900 metre by 450 metre area.  Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface.  Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning (“SX/EW”) processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery.  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.

Table 8. Summary of Blue Hill Inferred Mineral Resources, 31 July 2012.

Zone	Cutoff (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	0.10	72.13	0.17	277.49	---	---	---
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Table 9. Blue Hill Inferred Mineral Resources, 31 July 2012.

Zone	Cutoff (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.25	3.33	0.28	20.85	---	---	---
	0.20	12.42	0.24	65.03	---	---	---
	0.15	28.40	0.20	125.55	---	---	---

	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.25	1.30	0.31	8.90	---	---	---
	0.20	7.32	0.24	38.09	---	---	---
	0.15	19.22	0.19	82.35	---	---	---
	0.10	24.69	0.18	98.12	---	---	---
Sulphide	0.25	16.59	0.31	111.93	0.007	0.01	0.3
	0.20	29.31	0.27	173.87	0.006	0.01	0.3
	0.15	49.86	0.23	253.46	0.005	0.01	0.3
	0.10	57.82	0.22	276.80	0.004	0.01	0.3

Notes (Tables 8 and 9):
1.	The mineral resource estimate has an effective date of July 31, 2012 and was prepared by M. Waldegger, P. Geo. from AGP.
2.	Molybdenum, gold and silver were estimated for the sulphide only.
3.	Contained metal values are in-situ and not in consideration of metallurgical recoveries.

The pit-constrained resource estimate was completed by AGP, based on Entrée’s recent drilling of 30 RC and core holes totalling approximately 6,822 metres.  In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totalling approximately 2,927 metres.  The mineral resource estimate is CIM 2010 compliant and prepared in accordance with NI 43-101.

The key estimation parameters used by AGP for the Blue Hill estimate are as follows:

•	Domains were modelled in 3D to separate oxide, supergene and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.
•	High grade outliers in the drill hole assay database were capped to 0.75% copper prior to compositing.
•	Drill hole assays were composited to 5 metre lengths interrupted by the overall mineralization boundary.
•	Block grades for copper were estimated from the drill hole composites using inverse distance weighted to the second power (“ID2”) into 40 x 40 x 15 metre blocks coded by domain.
•
Dry bulk density was estimated globally for each domain from drill core samples (411 measurements) collected throughout the deposit (268 measurements in the mineralized wireframes and 143 measurements in the waste rock). The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre (“t/m3”) and the sulphide zone was assigned a density of 2.62 t/m3.

•	All blocks were classified as inferred in accordance with CIM definitions.
•
Mineral resources were reported within a LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.  The general parameters of the LG pit are as follows:

o
Gross metal values of $3.61/pound copper, $13.50/pound molybdenum, $1,100/ounce gold and $15/ounce silver were used.  After adjustment for payables, smelting, refining, roasting and transportation charges, and transit losses as appropriate, the net metal prices are:

i.	$3.32/pound copper for oxide and mixed material;

ii.	$3.16/pound copper, $12.12/pound molybdenum, $1,057/ounce gold, and $13.58/ounce silver for sulphide material.
o	Metallurgical recoveries of:
i.	81.7% leachable oxide material (60-day column leach value);
ii.	75% for leachable mixed material (60-day column leach value);
iii.	92% copper, 50% molybdenum, 50% gold and 55% silver flotation recoveries for sulphide material.
o	Mining costs: $1.13/tonne base cost, with an additional $0.17/tonne for oxide material incremental haulage.
o	Combined process and G&A costs of:
i.	$5.06/tonne for oxide and mixed material;
ii.	$6.22/tonne for sulphide material.
o	Pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.
•	No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements.

Drilling conducted by Entrée at Blue Hill has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.

At the completion of the assaying, approximately 5% of the pulps were sent to ACME Analytical Labs in Vancouver, an independent laboratory, for secondary lab check assays.  Entrée’s review of the the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Blue Hill.

Metcon completed column leach testing of four composite samples comprised of split drill core from Blue Hill.  Three are from oxide-style mineralization, with calculated head grades ranging between 0.13% copper to 0.25% copper. The fourth is from mixed oxide-sulphide mineralization grading 0.17% copper.  The samples were crushed by Metcon to 80% passing ¾ inch. From this, 40 kilograms each were loaded into separate 3 metre by 10 centimetre (10-foot by four-inch) diameter columns.  After a typical agglomeration and a five-day curing process, the columns were initiated on March 13, 2012 using a flow rate of 7.33 litres/hour/m2 and a sulphuric acid concentration of 7 grams/litre.

After a 91 day leach cycle, the columns yielded excellent recoveries, ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite.  The average recovery of the four composites is 85%. All composites showed very fast recovery rates with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leach cycle.  Sulphuric acid consumption in the four columns ranged between 8.37 kg/kg copper and 15.49 kg/kg/copper and averaged 11.95 kg/kg copper.

More conservative estimates of recovery were used for pit optimization, allowing for scaling from test columns to production leaching.

Near Term Development and Exploration Plans

With the completion of a positive PEA study, Entrée now intends to advance to Pre-Feasibility on Ann Mason.  Future work will include additional drilling, particularly to the north and west of the Ann Mason deposit to potentially extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio.  In addition to the exploration potential, further work aimed at reducing the Base Case economic cut-off has the potential to convert existing waste material in the PEA plan into mill feed. Continued strength in metal prices and enhancements in recoveries can assist in lowering the mill cut-off and have the potential to provide more tonnage for mining.  This will be reviewed as Ann Mason progresses to the Pre-Feasibility study stage.

At Blue Hill, copper oxide and mixed mineralization remains open in several directions.  To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which still remains open in most directions.  Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.  Most recent drill holes were targeted to test oxide mineralization; however, two diamond holes (-019 and -021) were drilled east of the oxide copper zone to test deeper sulphide copper potential.  In addition, hole EG-BH-11-031 is approximately one kilometre east of Blue Hill.  This hole returned a weighted average of 0.28% copper over 13.8 metres, starting at 22.2 metres depth.  Further drilling will be required in this area and if successful could provide additional mineralization for a potential SX/EW operation.

The area between the Ann Mason and Blue Hill deposits has seen some wide-spaced, mostly shallow drilling and therefore the potential to host additional sulphide and oxide mineralization remains as a strong target.  South of Ann Mason, recent soil surveying and mapping indicates potential for near surface oxide copper mineralization that could be included in an overall study of alternatives to optimize the Project and reduce the current strip ratio in the Ann Mason deposit PEA mine design.

Several other high-priority targets on the Ann Mason Project property require further exploration and development.  These include the Roulette and Blackjack IP and copper-oxide) targets and the Minnesota copper skarn target.  In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing.  The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

Notes

Due to rounding, some of the totals in the tables may not sum exactly.

"Cash Costs" is a non-U.S. GAAP Performance Measurement.  This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America.  This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

This Material Change Report contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the estimation of mineral resources, the realization of mineral resource estimates, future mineral production, costs of production and capital expenditures, the availability of project financing, potential size of a mineralized zone, potential expansion of mineralization, the timing and results of future resource estimates, potential type(s) of mining operation, amount or timing of proposed production figures,  permitting timelines, government regulation of exploration and mining operations, potential metallurgical recoveries and grades, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and its most recent Management’s Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the Securities Exchange Commission’s Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this Material Change Report containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

5.2  Disclosure for Restructuring Transactions

Not Applicable.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.  Omitted Information

Not Applicable.

Item 8.  Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item 9.  Date of Report

Dated at Vancouver, BC, this 2nd day of November, 2012.